The Real Brokerage Inc. Announces First Quarter 2021 Financial Results

Achieves 217% year over year revenue growth in Q1 to US $9.3 million

82% Agent Growth to 1,895 Agents at the end of Q1

In March alone, added 255 agents that collectively generated US $20 million in trailing twelve-month revenue recorded prior to joining Real

TORONTO and NEW YORK, May 11, 2021 /PRNewswire/ -- The Real Brokerage Inc. ("Real") (TSXV: REAX) (OTCQX: REAXF), a national, technology powered real estate brokerage in the United States, announced its financial results for the three months ended March 31, 2021, and will present the results on a conference call and live webcast on May 11, 2021 at 11:00 a.m. EDT.

Q1 Financial Highlights (unaudited) (US dollars)

  Revenue increased 217% in the first quarter of 2021 to $9.3 million, compared to Q1 last year
  Gross profit grew 222% to $1.2 million in the first quarter of 2021
  Net loss was $3.8 million in the first quarter of 2021, compared to a net loss of $243 thousand in the first quarter of 2020.

"We've started 2021 with strong results – as demonstrated by Q1 revenue increasing 217% to $9.3 million compared to Q1 last year, bolstered by rapid agent growth and expansion to new state markets, since going public in June 2020. In terms of outlook, in March alone, we added about 250 agents with $20 million in trailing 12-month revenue recorded prior to joining Real. We continue to see strong results as we progress through 2021."

Mr. Poleg added, "With our growth to date and our continued efforts to develop our platform, we are well positioned in the marketplace with our current business model. We continue to evaluate different ancillary services to augment the platform in the future to help us continue on our current trajectory. As Real prospers, our agents benefit from our proprietary platform and our equity incentive program, and consumers enjoy a simplified buying experience. That's the vision, having a positive impact on as many human beings as possible within the real estate space."

Q1 and Recent Operating Highlights

  Surpassed 2,000 Real Estate Agents in April 2021, a 90% increase since April 2020
  In March 2021, added 255 agents that collectively generated $20 million in trailing twelve-month revenue recorded prior to joining Real
  Announced application to list on the Nasdaq Capital Market
  Real's network grew 82% to 1,895 agents at the end of Q1 2021, compared to the end of Q1 last year
  The value of closed transactions grew 234% to $374 million in Q1 2021, compared to Q1 last year
  Total cash on hand equaled $20.5 million as of March 31, 2021, compared to $54 thousand as of March 31, 2020.
  As of March 31, 2021, Real offered real estate brokerage services in 29 U.S. states and the District of Columbia and had 34 full-time employees.
  As of March 31, 2021, Real's efficiency ratio (Full Time Employees : Agents ) was 1:56, with a long term target of 1:75. Real views this as a competitive advantage in terms of how quickly and efficiently it can scale and provides benefit in profit margins. The industry standard is a ratio of approximately to 1:25.

Conference Call Information

To participate in this event, dial approximately 5 to 10 minutes before the beginning of the call.

Date: May 11, 2021

Time: 11:00 a.m. eastern time

Toll Free: 877-407-8035

International: 201-689-8035

Live Webcast: https://www.webcaster4.com/Webcast/Page/2699/41103

Conference Call Replay Information

The replay will be available beginning approximately 1 hour after the completion of the live event.

Toll Free: 877-481-4010

International: 919-882-2331

Passcode: 41103

Web replay: https://www.webcaster4.com/Webcast/Page/2699/41103

About Real

Real ( www.joinreal.com ) is a technology-powered real estate brokerage operating in 29 U.S. states and the District of Columbia. Real is building the future, together with agents and their clients. Real creates financial opportunities for agents through better commission splits, best-in-class technology, revenue sharing and equity incentives.

The Real Brokerage Inc Consolidated Statement of Financial Position (unaudited)

	March 31,	December 31,
	2021	2020
Assets
Cash	20,527	21,226
Restricted cash	47	47
Trade receivables	727	117
Other receivables	24	221
Related parties	-	-
Prepaid expenses and deposits	163	89
Current assets	21,488	21,700
Intangible assets	1,146	-
Property and equipment	28	14
Right-of-use assets	172	193
Non-current assets	1,346	207
Total assets	22,834	21,907
Liabilities
Accounts payable and accrued liabilities	2,622	815
Other payables	70	64
Lease liabilities	85	85
Current liabilities	2,777	964
Lease liabilities	110	130
Accrued Stock-based Compensation	122	15
Warrants outstanding	224	-
Non-current liabilities	456	145
Total liabilities	3,233	1,109
Equity (Deficit)
Share capital	-	-
Share premium	21,668	21,668
Stock-based compensation reserve	5,386	2,760
Deficit	(22,271)	(18,448)
Equity (Deficit) attributable to owners of the company	4,783	5,980
Non-controlling interests	14,818	14,818
Total liabilities and equity	22,834	21,907

The Real Brokerage Inc Consolidated Statement of Loss and Comprehensive Loss (unaudited)

	Three months ended March 31,
	2021	2020
Revenue	9,309	2,936
Cost of sales	8,072	2,552
Gross profit	1,237	384
General & Administrative expenses	4,080	784
Advertising expenses	443	152
Research and development expenses	427	23
Operating loss	(3,713)	(575)
Finance (income) costs	110	(332)
Loss before tax	(3,823)	(243)
Income taxes	-	-
Net Loss	(3,823)	(243)
Total loss and comprehensive loss	(3,823)	(243)
Earnings per share
Basic and diluted loss per share	(0.038)	(0.006)

The Real Brokerage Inc IFRS Net Income (loss) to Adjusted EBITDA Reconciliation (In thousands)
	Three months ended March 31,
Net Income (loss)	(3,823)	(243)
Non operating expenses
Taxes	-	-
Interest	110	(332)
Depreciation	42	27
Stock-based compensation	2,748	212
Adjusted EBITDA	(923)	(336)

The Real Brokerage Inc Consolidated Statement of Cash Flows (unaudited)
	Three months ended March 31,
	2021	2020
Cash flows from operating activities
Loss for the period	(3,823)	(243)
Adjustments for:
– Depreciation	41	27
– Equity-settled share-based payment transactions	2,748	212
– Listing expenses	-	-
– Finance costs (income), net	110	(46)
	(924)	(50)
Changes in:
– Trade receivables	(610)	(157)
– Other receivables	197	-
– Prepaid expenses and deposits	(74)	(1)
– Accounts payable and accrued liabilities	1,807	187
– Stock Compensation Payable	107	-
– Other payables	6	(10)
Net cash used in operating activities	509	(31)
Cash flows from investing activity
Change in restricted cash	-	1
Purchase of property and equipment	(14)	-
Acquisition of subsidiaries consolidated for the first time (a)	(1,165)	-
Net cash used in investing activity	(1,179)	1
Cash flows from financing activities
Payment of lease liabilities	(20)	(15)
Net cash provided by financing activities	(20)	(15)
Net change in cash and cash equivalents	(690)	(45)
Cash, beginning of period	21,226	96
Fluctuations in foreign currency	(9)	3
Cash, end of period	20,527	54

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking information in this press release includes, without limiting the foregoing, information relating to the pace of Real's financial growth, continued development of the business, further investment in and development of agents, development and refinement of Real's technology platform for agents and clients, expectations regarding the overall U.S. residential real estate market, statements with respect to the listing of Real's common shares on the Nasdaq Capital Market, and the business and strategic plans of Real.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward- looking statements. A variety of factors, including known and unknown risks, many of which are beyond our control, could cause actual results to differ materially from the forward-looking information in this press release including, without limitation: Real's inability to comply with all Nasdaq Capital Market listing requirements including meeting the necessary share price threshold for a minimum of 90 trading days and meeting the stockholders' equity requirements, the possibility that the SEC will not bring Real's Form 40-F registration statement effective, Real's ability to comply with applicable governmental regulations including all applicable food safety laws and regulations; impacts to the business and operations of Real due to the COVID-19 epidemic; a limited operating history, the ability of Real to access capital to meet future financing needs; Real's reliance on management and key personnel; competition; changes in consumer trends; foreign currency fluctuations; and general economic, market or business conditions. Additional risk factors can be found in Real's continuous disclosure documents, which have been filed on SEDAR and can be accessed at www.sedar.com.

These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the OTCQX has neither approved nor disapproved the contents of this press release.

Contact Information

For additional information, please contact:

James Carbonara

Hayden IR

646-755-7412

james@haydenir.com